O.A.K. FINANCIAL CORPORATION
2445 84th Street, S.W.
Byron Center, Michigan 49315

November 19, 2008

Via EDGAR

Ms. Jessica Livingston
Senior Counsel
United States Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	O.A.K. Financial Corporation Preliminary Proxy filed October 28, 2008 File No. 000-22461

Dear Ms. Livingston:

        This supplements our letter dated November 11, 2008 which responded to the comments in your letter dated November 7, 2008 (the “Comment Letter”), with respect to O.A.K. Financial Corporation (the “Company”). The Company received additional oral comments from your staff pertaining to the Company’s pro forma financial disclosure. In response to these additional comments, the Company has amended Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A as originally filed with the Securities and Exchange Commission (the “Commission”) on November 12, 2008 (the “Amended Preliminary Proxy Statement”). Enclosed herewith is a copy of the Company’s Definitive Proxy Statement on Schedule 14A being filed with the Commission today, marked to show the Company’s cumulative changes to the Amended Preliminary Proxy Statement.

        The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions, please do not hesitate to call me at (616) 878-1591, or our attorney Harvey Koning at (616) 336-6588.

Ms. Jessica Livingston
November 19, 2008

Very truly yours, O.A.K. FINANCIAL CORPORATION /s/ James Luyk James Luyk Chief Financial Officer

Enclosure

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)
INFORMATION REQUIRED IN
PROXY STATEMENT

SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934

Filed by the registrant [ X ]
Filed by a party other than the registrant [     ]
Check the appropriate box:
[     ] Preliminary Proxy Statement
[     ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[ X ] Definitive Proxy Statement
[     ] Definitive Additional Materials
[     ] Soliciting Material Pursuant to Section 240.14a-11(c) or Section 240.14a-12

O.A.K. FINANCIAL CORPORATION
(Name of registrant as specified in its charter)

________________________________________________________________________
(Name of person(s) filing Proxy Statement, if other than the Registrant)

Payment of filing fee (Check the appropriate box):
[ X ] No fee required
[     ] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11

(1)	Title of each class of securities to which transaction applies: ______________________________________
(2)	Aggregate number of securities to which transaction applies:______________________________________
(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): _________________________
(4)	Proposed maximum aggregate value of transaction: _____________________________________________
(5)	Total fee Paid: _________________________________________________________________________

[     ] Fee paid previously with preliminary materials
[     ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1)	Amount previously paid: _________________________________________________________________
(2)	Form, schedule, or registration statement no.: __________________________________________________
(3)	Filing party: ___________________________________________________________________________
(4)	Date filed: ____________________________________________________________________________

~~PRELIMINARY DRAFT -- SUBJECT TO COMPLETION~~

O.A.K. FINANCIAL CORPORATION

2445 84th Street, S.W.
Byron Center, Michigan 49315

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD DECEMBER ~~16~~ 22 , 2008

Dear Shareholder:

        A Special Meeting of Shareholders (the “Special Meeting”) of O.A.K. Financial Corporation, a Michigan corporation (the “Corporation”) will be held at the Byron Township Offices at 8085 Byron Center Avenue, Byron Center, Michigan 49315, on ~~Tuesday~~ Monday , December ~~16~~ 22 , 2008 at 10:00 a.m., Eastern Standard Time.

        The attached Notice of Special Meeting of Shareholders and Proxy Statement describe the formal business to be transacted at the Special Meeting.  Shareholders will be asked to amend the Corporation’s Articles of Incorporation to authorize the Corporation to issue up to 500,000 shares of preferred stock and authorize the adjournment, postponement or continuation of the Special Meeting.  Directors and officers of the Corporation will be present at the Special Meeting to respond to questions that you may have.

        Your vote is important regardless of the number of shares you own or whether you attend the Special Meeting or not.  Whether or not you plan to attend the Special Meeting, it is urgent that you vote your shares as soon as possible.  If passed, Proposal One may allow the Corporation to take advantage of low-cost capital-raising opportunities provided through new federal programs.  If you attend the Special Meeting, you may withdraw your proxy and vote in person, even if you have previously voted.

Sincerely, /s/ Patrick K. Gill PATRICK K. GILL President and CEO

Dated: November ~~13~~ 21 , 2008

O.A.K. Financial Corporation
2445 84th Street, S.W.
Byron Center, Michigan 49315

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
To be held on ~~Tuesday~~ Monday , December ~~16~~ 22 , 2008

        A Special Meeting of Shareholders (the “Special Meeting”) of O.A.K. Financial Corporation, a Michigan corporation (the “Corporation”) will be held at the Byron Township Offices at 8085 Byron Center Avenue, Byron Center, Michigan 49315 on ~~Tuesday~~ Monday , December ~~16~~ 22 , 2008, at 10:00 a.m., Eastern Standard Time.

        The Special Meeting is for the purpose of considering and acting upon the following proposals:

1.	To act on a proposed amendment to the Articles of Incorporation to authorize issuance of up to 500,000 shares of preferred stock.

2.	To grant management the authority to adjourn, postpone or continue the Special Meeting.

3.	To conduct such other business as may properly come before the Special Meeting or any adjournments thereof.

        The Corporation’s Board of Directors is not aware of any other business to come before the Special Meeting.

        Action may be taken on the foregoing proposals at the Special Meeting on the date specified, or on any dates to which, by original or later adjournment, the Special Meeting may be adjourned.  Shareholders of record at the close of business on October 30, 2008 are entitled to vote at the Special Meeting and any adjournments thereof.

        Your vote is important.  Whether or not you are able to attend the Special Meeting in person, it is important that your shares be represented.   If you received a copy of the proxy card by mail, you may sign, date and mail the proxy card in the envelope provided.  Your vote can be changed if you attend the Special Meeting, withdraw your proxy and vote in person.  Please vote as soon as possible.

BY ORDER OF THE BOARD OF DIRECTORS /s/ Patrick K. Gill Patrick K. Gill President and CEO

Byron Center, Michigan
November ~~13~~ 21 , 2008

The Notice of Special Meeting and Proxy Statement were first mailed to shareholders on or about
November ~~14~~ 21 , 2008.  The cost of solicitation of proxies will be borne by the Corporation.  The prompt voting by shareholders will save the expense of further requests for proxies in order to obtain a quorum.

No matter how many shares you owned on
the record date, your vote is important.

PROXY STATEMENT
SPECIAL MEETING OF SHAREHOLDERS

DECEMBER ~~16~~ 22 , 2008

INTRODUCTION

        We are sending this proxy statement to you as a shareholder of O.A.K. Financial Corporation, a Michigan corporation, in connection with the solicitation of proxies for the special meeting of shareholders to be held at the Byron Township Offices at 8085 Byron Center Avenue, Byron Center, Michigan 48315 on ~~Tuesday~~ Monday , December ~~16~~ 22 , 2008 at 10:00 a.m., Eastern Standard Time.  The Corporation’s Board of Directors (the “Board of Directors”) is soliciting proxies for use at the Special Meeting and at any postponements or adjournments thereof.  Only shareholders of record as of the close of business on October 30, 2008, which we refer to as the record date, will be entitled to vote at the Special Meeting.  The proxy solicitation materials for the Special Meeting will be distributed to shareholders of record on or about November ~~14~~ 21 , 2008.

INFORMATION ABOUT THE SPECIAL MEETING

Why is the Corporation holding a Special Shareholders’ Meeting?

        The recent challenges experienced as a result of turbulence in the financial markets make it necessary for financial institutions to not only preserve existing capital, but to supplement such capital as a protection against further economic difficulties.  Recently, certain capital-raising opportunities have been presented by the federal government that provide the Corporation with options to generate capital in a low-cost manner.  While the Corporation’s capital position is already sound, management would like to consider these opportunities to ensure that during these uncertain times, the Corporation is well-positioned to support its existing operations as well as anticipated future growth.

When is the Special Meeting?

        ~~Tuesday~~ Monday , December ~~16~~ 22 , 2008 at 10:00 a.m., Eastern Standard Time.

Where will the Special Meeting be held?

        At the Byron Township Offices at 8085 Byron Center Avenue, Byron Center, Michigan 49315.

What items will be voted upon at the Special Meeting?

        Shareholders will be voting on the following matters:

1.	To act on a proposed amendment to the Articles of Incorporation to authorize the issuance of up to 500,000 shares of preferred stock.

2.	To grant management the authority to adjourn, postpone or continue the Special Meeting.

3.	To conduct such other business as may properly come before the Special Meeting or any adjournments thereof.

Why is the amendment to the Articles necessary?

        The Board of Directors believes that the creation of preferred stock is advisable and in the best interests of the Corporation and its shareholders for several reasons.  The authorization of the preferred stock would permit the Board of Directors to issue such stock without further shareholder approvals or delay and, thereby, provide the Corporation with maximum flexibility in structuring acquisitions, joint ventures, strategic alliances, capital-raising transactions and for other corporate purposes.  The preferred stock would enable the Corporation to respond promptly to and take advantage of market conditions and other favorable opportunities without incurring the delay and expense associated with calling a special shareholders’ meeting to approve a contemplated stock issuance.  The Board of Directors believes that this will also help to reduce costs because it will not have to seek additional shareholder approval to issue the preferred shares unless it is required to obtain shareholder approval for the transaction under the rules of any quotation board or stock exchange to which it is subject.

        On November 12, 2008, the Corporation applied to participate in the federal government’s program to purchase preferred stock under its Capital Purchase Program pursuant to the Emergency Economic Stabilization Act of 2008. The Capital Purchase Program is described in more detail under “Proposal One” beginning on page 7. The Corporation believes that participating in the Capital Purchase Program would provide a source of relatively inexpensive additional Tier 1 capital that would provide additional liquidity and facilitate continued growth. For additional information see “Reason for the Amendment and Reasons for Participating in the Capital Purchase Program” beginning on page 8.

Who can vote?

        You are entitled to vote your common stock if the Corporation’s records show that you held shares of the Corporation’s common stock as of the close of business on October 30, 2008, the record date for the Special Meeting.

        Each shareholder is entitled to one vote for each share of common stock held on October 30, 2008.  On October 30, 2008, there were 2,703,009 shares of common stock issued and outstanding.  Common stock is the Corporation’s only class of voting securities.

How do I vote?

        You can vote on matters that are properly presented at the Special Meeting in two ways:

•	Vote by returning your proxy card by mail; or

•	You may attend the Special Meeting and cast your vote in person.

        Unless you instruct otherwise, your proxies will vote your shares FOR the amendment to the Articles of Incorporation to authorize issuance of the preferred stock, FOR the proposal to adjourn, postpone and continue the Special Meeting and in their discretion on any other proposal considered at the Special Meeting.

How do I vote if my shares are held in “street name”?

        If your shares are held in an account at a brokerage firm, a bank, or other nominee, then that party is considered the shareholder of record for voting purposes and should give you instructions for voting your shares.  As a beneficial owner, you have the right to direct that organization on how to vote the shares held in your account.

Can the proxy materials be accessed electronically?

        We are sending the proxy materials to shareholders on or about the date of this proxy statement by first-class U.S. mail.  The proxy materials are also available on the Internet and can be accessed at www.bankatbyron.com

How do I change or revoke my proxy?

        Shareholders who execute proxies retain the right to revoke them at any time before they are exercised.  Unless revoked, the shares represented by such proxies will be voted at the Special Meeting and all adjournments thereof.  Proxies may be revoked by written notice to the Secretary or by the filing of a later proxy prior to a vote being taken on a particular proposal at the Special Meeting.  A proxy will not be voted if a particular shareholder attends the Special Meeting and revokes his/her proxy by notifying the Secretary at the Special Meeting.  Any shareholder who attends the Special Meeting and revokes his/her proxy may vote in person.  However, your attendance at the Special Meeting alone will not revoke your proxy.  If you instructed a broker, bank or other nominee to vote your shares and you would like to revoke or change your vote, then you must follow their instructions.  Proxies solicited by the Corporation’s Board of Directors will be voted according to the directions given therein.  Where no instructions are indicated, proxies will be voted FOR the amendment to the Articles of Incorporation to authorize issuance of the preferred stock, FOR the proposal to adjourn, postpone and continue the Special Meeting and in their discretion on any other proposal considered at the Special Meeting.

If I vote in advance can I still attend the Special Meeting?

        Yes.  You are encouraged to vote promptly by returning a proxy card by mail so that your shares will be represented at the Special Meeting.  However, voting your shares does not affect your right to attend the Special Meeting and vote your shares in person.

What constitutes a quorum and how many votes are required for the proposals?

        The Corporation will have a quorum and will be able to conduct the business of the Special Meeting if the holders of a majority of the votes that shareholders are entitled to cast are present at the Special Meeting, either in person or by proxy.  There were 2,703,009 shares of the Corporation’s common stock issued and outstanding on October 30, 2008, the record date.  A majority of the issued and outstanding shares, or 1,351,505 shares, present or represented by proxy, constitutes a quorum.  A quorum must exist to conduct business at the Special Meeting.

        If you hold your shares in a bank or brokerage account you should be aware that if you fail to instruct your bank or broker how to vote within 10 days of the Special Meeting, the bank or broker is not permitted to vote your shares in its discretion on your behalf on non-routine items. If you want to assure that your shares are voted in accordance with your wishes on the non-routine matters in this proxy statement, you should complete and return your voting instruction form before December ~~6~~ 12 , 2008.

        Votes Required for the Approval of the Proposals. To approve the two proposals, the following proportion of votes is required:

Item Certificate of Amendment to the Articles of Incorporation Adjournment, Postponement or Continuation of the Special Meeting	Vote Required Approval of the majority of the outstanding shares entitled to vote at the Special Meeting Approval of the majority of the votes cast at the Special Meeting	Impact of Abstentions and Broker Non-Votes, if any Considered as votes against the proposal Not considered as votes cast

        The Corporation’s policy is to keep confidential proxy cards, ballots and voting tabulations that identify individual shareholders.  However, exceptions to this policy may be necessary in some instances to comply with legal requirements and, in the case of any contested proxy solicitation, to verify the validity of proxies presented by any person and the results of the voting. Inspectors of election and any employees associated with processing proxy cards or ballots and tabulating the vote must acknowledge their responsibility to comply with this policy of confidentiality.

Do shareholders have rights of appraisal in regards to the proposal?

        Under applicable Michigan law, the Corporation’s shareholders are not entitled to appraisal rights with respect to the proposal to approve the Certificate of Amendment to the Corporation’s Articles of Incorporation to authorize the issuance of preferred stock or the proposal to adjourn, postpone or continue the Special Meeting.

What is the recommendation of the Corporation’s Board of Directors?

        The Corporation’s Board of Directors recommends that each shareholder vote FOR the Certificate of Amendment to the Articles of Incorporation and FOR the proposal to adjourn, postpone or continue the Special Meeting.

What will the consequences be if Proposal One is not approved?

        If Proposal One is not approved, the Corporation may have a disadvantage against competitors in the current environment and may be limited in its ability to raise and attract capital to sustain the growth of the Corporation in the future. However, even if we are unable to participate in the Capital Purchase Program, we do not believe that our lack of participation in the program would have any material adverse impact on us.

Who pays for the solicitation of proxies?

        The accompanying proxy is being solicited by the Corporation’s Board of Directors. We will bear all expenses incurred in connection with the solicitation of proxies. We will, upon request, reimburse brokerage firms and other nominee holders for their reasonable expenses incurred in forwarding the proxy solicitation materials to the beneficial owners of our shares. Our officers and directors, and officers and employees of the Corporation, may solicit proxies by mail, personal contact, letter, telephone, telegram, facsimile or other electronic means. They will not receive any additional compensation for those activities, but they may be reimbursed for their out-of-pocket expenses. In addition, we have hired Morrow & Co., LLC (at toll free 800-607-0088) to solicit proxies on our behalf. The cost of soliciting proxies on our behalf will be approximately $5,500 plus costs and expenses.

[The remainder of this page is intentionally left blank.]

PROPOSAL ONE:
CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION

        Under the Corporation’s existing Articles of Incorporation, the Corporation does not have the authority to issue preferred stock.  If the shareholders approve Proposal One to amend the Articles of Incorporation, the Corporation will be authorized to issue up to 500,000 shares of preferred stock, no par value per share (the “Certificate of Amendment”).  The preferred stock to be authorized (“Preferred Stock”) would have such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as shall be expressed in the resolution or resolutions providing for the issue of such stock adopted by the Board of Directors from time to time.  As such, the Preferred Stock would be available for issuance without further action by the Corporation’s shareholders, except as may be required by applicable law or pursuant to the requirements of the exchange or quotation system upon which the Corporation’s securities are then trading or quoted.

        The Board of Directors believes that the authorization of the Preferred Stock is advisable and in the best interests of the Corporation and its shareholders for several reasons.  The authorization of the Preferred Stock would permit the Board of Directors to issue such stock without shareholder approval and, thereby, provide the Corporation with maximum flexibility in structuring acquisitions, joint ventures, strategic alliances, capital-raising transactions and for other corporate purposes.  The Preferred Stock would enable the Corporation to respond promptly to and take advantage of market conditions and other favorable opportunities without incurring the delay and expense associated with calling a special shareholders’ meeting to approve a contemplated stock issuance.  The Board of Directors believes that this will also help to reduce costs because it will not have to seek shareholder approval to issue the shares of the Preferred Stock unless it is required to obtain shareholder approval for the transaction under the rules of any quotation board or stock exchange to which it is subject.  The Corporation presently contemplates no particular transaction involving the issuance of Preferred Stock other than the potential for the federal government’s limited purchase of preferred stock under its Capital Purchase Program of the Emergency Economic Stabilization Act of 2008 as discussed below.

        The full text of the proposed Certificate of Amendment is attached to this proxy statement as Appendix A. If the Certificate of Amendment is approved, the Corporation’s Board of Directors would be authorized to issue Preferred Stock in one or more series, from time to time, with full or limited voting powers, or without voting powers, and with all designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions upon the Preferred Stock, as may be provided in the resolution or resolutions adopted by the Corporation’s Board of Directors.  The authority of the Corporation’s Board of Directors includes, but it not limited to, the determination or fixing of the following with respect to shares of any class or series of Preferred Stock:

1.	the number of shares (up to the number of shares authorized) and designation of any series of Preferred Stock;

2.	the dividend rate and whether dividends are to be cumulative;

3.	whether shares are to be redeemable, and, if so, whether redeemable for cash, property or rights;

4.	the rights to which the holders of shares shall be entitled, and the preferences, if any, over any other series;

5.	whether the shares shall be subject to the operation of a purchase, retirement or sinking fund, and, if so, upon what conditions;

6.	whether the shares will be convertible into or exchangeable for shares of any other class or of any other series of any class of capital stock and the terms and conditions of the conversion or exchange;

7.	the voting powers, full or limited, if any, of the shares;

8.	whether the issuance of any additional shares, or of any shares of any other series, will be subject to restrictions as to issuance, or as to the powers, preferences or rights of any of these other series; and

9.	any other preferences, privileges and powers and relative, participating, optional or other special rights and qualifications, limitations or restrictions.

        The actual effect of the issuance of any shares of the Preferred Stock upon the rights of holders of common stock cannot be stated until the Board of Directors determines the specific rights of any shares of the Preferred Stock.  However, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, reducing the market price of the common stock or impairing the liquidation rights of the common stock without further action by the shareholders.  Holders of the Corporation’s common stock will not have preemptive rights with respect to the Preferred Stock.

        Although the Corporation may consider issuing shares of the Preferred Stock in the future for purposes of raising additional capital or in connection with acquisition transactions, there are currently no binding agreements or commitments with respect to the issuance of the Preferred Stock. However, we have applied to participate in the Capital Purchase Program as described below.

Reasons for the Amendment and Reasons for Participating in the Capital Purchase Program

        The Corporation applied on November 12, 2008, to participate in the Capital Purchase Program (the “Program”) recently established by the United States Department of Treasury (the “Treasury”) pursuant to the Emergency Economic Stabilization Act of 2008. Under the Program, the Treasury will purchase senior preferred stock from qualifying financial institutions and will receive warrants to purchase common stock of such institutions at current market values. As described in greater detail below, the Program provides us and other participating institutions with an option to raise additional core or Tier 1 capital. With warrant coverage of only 15% of the preferred stock investment, the potential dilutive effects of conversion would be modest. In addition, with an initial dividend rate on the senior preferred stock of only 5%, the Board of Directors believes that participating in the Program provides relatively inexpensive capital that would provide additional liquidity to support future growth. Although the Corporation is able to continue to operate its business without funds from the Capital Purchase Program, the program does present an opportunity to supplement the Corporation’s existing capital.

        To participate in the Program, we must be authorized to issue the Preferred Stock. If the proposal to amend and restate our Articles of Incorporation to authorize the Preferred Stock is not approved by the shareholders, we will be unable to participate in the Program.

        On November 12, 2008, the Corporation applied for $20,000,000 of capital under the Treasury Program. That application is pending and as of the date of this Proxy Statement has not been approved or denied by the Department of the Treasury. The Corporation has not yet made a final decision about whether it will participate in the Capital Purchase Program if its application is approved.

        If our application is approved for $20,000,000, we expect to contribute substantially all of the proceeds to our subsidiary Byron Bank to provide additional capital and liquidity to support prudent lending to the businesses, individuals and organizations in our market area.

        The Treasury is not obligated to accept our application, and there can be no assurance that our application will be approved. The estimated proceeds of our proposed sale of securities to the Treasury are not guaranteed.

        If the Treasury were to deny our application, we do not believe that the denial would have any material adverse impact on our liquidity, capital resources or results of operations. Our historical financial performance was achieved before the Capital Purchase Program even existed, and we are prepared to continue to operate our business with or without capital from the Capital Purchase Program.

Terms of the Capital Purchase Program

        If we are approved to participate in the Program and decide to participate, it is anticipated that we would issue cumulative perpetual preferred stock, with a liquidation preference of $1,000 per share (the “Senior Preferred”). Under the Program, eligible institutions can generally apply to issue Senior Preferred to the Treasury in aggregate amounts between 1% and 3% of the institution’s risk-weighted assets. In our case, this would permit us to apply for an investment by the Treasury of up to $20,946,750. We have applied for $20 million which will be proceeds to us if our application is approved and the transaction is completed. If the shareholders approve the proposal to amend and restate the Articles of Incorporation, and the Treasury approves our application, we would issue 20,000 shares of Senior Preferred to the Treasury, with the terms summarized below. For more information regarding the Program and the terms of the Senior Preferred, please see the Treasury’s website at http://www.treas.gov/initiatives/eesa/.

        Ranking. The Senior Preferred would rank senior to Common Stock and at an equal level in the capital structure with any other preferred shares other than preferred shares which by their terms rank junior to any other preferred shares.

         Dividends. The Senior Preferred would pay cumulative dividends at a rate of 5% per annum until the fifth anniversary of the date of original investment and thereafter at a rate of 9% per annum. Dividends would be payable quarterly in arrears on the fifteenth day of February, May, August and November of each year.

         Conversion Rights. The Senior Preferred would not be convertible into shares of any other class or series of our stock.

         Redemption. The Senior Preferred may not be redeemed prior to the third anniversary of the date of issuance, except with the proceeds of a Qualified Equity Offering (as defined below) that results in proceeds to us of not less than 25% of the issue price of the Senior Preferred. A “Qualified Equity Offering” is the sale for cash, following the date of issuance of the Senior Preferred, of Common Stock or perpetual preferred stock that qualifies as Tier 1 capital under the risk-based capital guidelines of the Federal Reserve. On any date after the third anniversary of the date of issuance the Senior Preferred may be redeemed, in whole or in part, at our option, from any source of funds. Any such redemption would be at a cash redemption price of $1,000 per share of Senior Preferred, plus any unpaid dividends for all prior dividend periods for that share, plus a pro rata portion of the dividend for the then-current dividend period to the redemption date. Holders of the Senior Preferred will have no right to require the redemption or repurchase of the Senior Preferred.

         Voting Rights. The Senior Preferred would be non-voting, other than class voting rights on (i) any authorization or issuance of shares ranking senior to the Senior Preferred, (ii) any amendment to the rights of the Senior Preferred, or (iii) any merger, exchange or similar transaction which would adversely affect the rights of the Senior Preferred. If dividends on the Senior Preferred are not paid in full for six dividend periods, whether or not consecutive, the Senior Preferred will have the right to elect two directors. The right to elect directors will end when full dividends have been paid for four consecutive dividend periods.

         Transferability. The Senior Preferred would not be subject to any contractual restrictions on transferability, and we would be obligated to file a registration statement under the Securities Act of 1933, as amended, as promptly as practicable after issuing the Senior Preferred to the Treasury. In addition, if requested by the Treasury to do so, we would be required to use reasonable efforts to list the Senior Preferred on a national securities exchange. The Treasury may transfer the Senior Preferred to third parties at any time.

         Regulatory Capital Treatment. Any shares of Senior Preferred issued to the Treasury would constitute Tier 1 capital for bank regulatory purposes.

         Executive Compensation. In addition, if we participate in the Program, we must adopt the Treasury’s standards for executive compensation for as long as the Treasury holds our securities, including: ensuring that incentive compensation for senior executives does not encourage unnecessary and excessive risks that threaten the value of the financial institution; and requiring clawbacks of any bonus or incentive compensation paid to a senior executive based on statements of earnings, gains or other criteria that are later proven to be materially inaccurate. The tax rules that have long governed parachute payments in connection with a change in control also will apply to severance pay in cases of an involuntary termination or a resignation. Finally, a participating institution may not deduct for tax purposes executive compensation in excess of $500,000 for each senior executive. It will not be necessary to modify any plans or contracts to comply with the limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008.

        Warrants. Institutions participating in the Program must also grant stock purchase warrants to the Treasury to purchase a number of shares of Common Stock having a market value equal to 15% of the aggregate amount of the Senior Preferred investment. The initial exercise price for the warrants, and the market price for determining the number of shares of Common Stock subject to the warrants, will be determined by reference to the market price of the Common Stock on the date of investment by the Treasury in the Senior Preferred (calculated on a 20-day trailing average).

Effects of the Amendment on the Rights of Holders of Common Stock

        Based on the information available to us at this time, which consists of the Program term sheet provided by the Treasury, the following are the effects on holders of Common Stock from the issuance of Senior Preferred to the Treasury under the Program:

         Senior Securities. The Corporation has no outstanding classes of senior securities that would be affected by participation in the Program.

         Restrictions on Dividends. For as long as any Senior Preferred is outstanding, no dividends may be declared or paid on common shares, nor may we repurchase or redeem any common shares, unless in the case of cumulative Senior Preferred all accrued and unpaid dividends for all past dividend periods on the Senior Preferred are fully paid. In addition, the consent of the Treasury will be required for any increase in the per share dividends on common shares until the third anniversary of the date of the Senior Preferred investment unless prior to such third anniversary, the Senior Preferred is redeemed in whole or the Treasury has transferred all of the Senior Preferred to third parties.

         Repurchases. The Treasury’s consent shall be required for any share repurchases (other than (i) repurchases of the Senior Preferred and (ii) repurchases of junior preferred shares or Common Stock in connection with any benefit plan in the ordinary course of business consistent with past practice) until the third anniversary of the date of this investment unless prior to such third anniversary the Senior Preferred is redeemed in whole or the Treasury has transferred all of the Senior Preferred to third parties. In addition, there shall be no share repurchases of junior preferred shares, preferred shares ranking pari passu with the Senior Preferred, or Common Stock if prohibited as described under “Restrictions on Dividends” above.

         Registration. If we issue Senior Preferred under the Program, we will be required to file a “shelf” registration statement with the Securities and Exchange Commission to register for resale the securities to be issued pursuant to the Program.

         Dilution. If the Treasury approves the Corporation’s application and the Corporation accepts $20,000,000 of investment, then the total warrants issued would amount to approximately 150,000 shares which would represent approximately 5.26% of our issued and outstanding shares after exercise of the warrants. The exercise price of the warrants would be based on the average market price of the Corporation’s common stock based on the 20 trading days before the date of sale of the preferred shares. As a result, the economic dilution to our shareholders should be negligible.

        Voting rights. The Senior Preferred shall be non-voting, except in certain circumstances described under “Terms of the Capital Purchase Program” above. If dividends on the Senior Preferred are not paid for six dividend periods, whether or not consecutive, the Senior Preferred will have the right to elect two directors.

        Other Effects. We do not believe that the Senior Preferred will have any material impact on how we operate and will not affect our compensation plans or practices.

        Other Potential Effects on Preferred Other Than Senior Preferred. We are unable to determine the effects of any other future issuance of a series of preferred stock other than Senior Preferred on the rights of our shareholders until the Board of Directors determines the rights of the holders of such series. However, such effects might include: (i) restrictions on the payment of dividends to holders of our Common Stock; (ii) dilution of voting power to the extent that the holders of shares of preferred stock are given voting rights; (iii) dilution of the equity interests and voting power of holders of our Common Stock if the preferred stock is convertible into Common Stock; and (iv) restrictions upon any distribution of assets to the holders of our Common Stock upon liquidation or dissolution and until the satisfaction of any liquidation preference granted to the holders of preferred stock.

Pro Forma Financial Information

        The primary effect of a ~~$20,000,000~~ Capital Purchase Program investment in our Corporation would be to increase our capital ratios. The Corporation does not believe it will have a material effect on our financial statements, other than increasing our capital. The following table shows our capital ratios and balance sheet items as of September 30, 2008, and pro forma to show the effects of ~~a $20,000,000~~ both a 1% minimum and a 3% maximum Capital Purchase Program sale of Senior Preferred ~~(what we have applied for) and a sale of Senior Preferred equal to $6,982,250 (1% of risk-weighted assets, which is the minimum that may be applied for under the Program)~~, as if such investments had been made as of September 30, 2008.

	September 30, 2008 Actual	September 30, 2008 Pro Forma Minimum (1)	September 30, 2008 Pro Forma (Maximum)(2)

Balance Sheet:
Total liabilities(3)	$730,660	$723,678	$709,713
Common shareholders' equity	$71,596	$71,596	$71,596
Preferred Stock	-	$6,743	$20,229
Warrants	-	$239	$718

Regulatory Capital Ratios:
Tier I Leverage Ratio	8.95%	9.74%	11.28%
Tier I Risk Based Ratio	10.23%	11.23%	13.23%
Total Risk Based Ratio	11.48%	12.48%	14.48%

(1)	Pro forma impact assuming minimum estimated proceeds from the issuance of Senior Preferred pursuant to the Program.

(2)	Pro forma impact assuming maximum minimum estimated proceeds from the issuance of Senior Preferred pursuant to the Program.

(3)	Assumes that proceeds are initially used to reduce long-term borrowings (consisting primarily of brokered deposits).

[The remainder of this page is intentionally left blank.]

        The Corporation is “well capitalized” under regulatory guidelines as of September 30, 2008, even without issuing any Senior Preferred. Participation in the Capital Purchase Program is not expected to have a material impact on our results of operations.

         The unaudited pro forma condensed consolidated financial data set forth below have been derived by the application of pro forma adjustments to our historical financial statements for the year ended December 31, 2007 and the nine months ended September 30, 2008. The unaudited pro forma consolidated financial data give effect to the events discussed below as if they had occurred on January 1, of the periods presented, in the case of the statement of income data and on September 30, 2008 in the case of the balance sheet data.

•	The issuance of $6,982,000 (minimum estimated proceeds) or $20,947,000 (maximum estimated proceeds) of Senior Preferred to the Treasury Department under the Capital Purchase Program.

•	The issuance of warrants to purchase 52,365 shares of the Corporation’s common stock (minimum estimated warrants to be issued) or warrants to purchase 157,103 shares of the Corporatio’s common stock (maximum estimated warrants to be issued), assuming a purchase price of $20.00 per share (the trailing 20-day average share price per share as of November 14, 2008 was $20.19).

•	The reduction in long-term brokered deposit borrowings from the proceeds of the Capital Purchase Program.

         We present selected line items from our unaudited pro forma consolidated balance sheet data and selected capital ratios, as of September 30, 2008. We also present two sets of unaudited pro forma condensed consolidated income statements for the year ended December 31, 2007 and the nine months ended September 30, 2008. In each presentation, the Corporation assumes that, in one case, it receives the minimum estimated proceeds from the sale of Senior Preferred and issues the minimum number of warrants under the Capital Purchase Program and, in the other case, it receives the maximum estimated proceeds from the sale of Senior Preferred and issues the maximum number of warrants under the Capital Purchase Program. The pro forma financial data may change materially in both cases based on the actual proceeds received under the Capital Purchase Program if our application is approved by the Treasury Department, the timing and actual utilization of the proceeds as well as certain other factors including the strike price of the warrants, any subsequent changes in the Corporation’s common stock price or other material assumptions.

         The information should be read in conjunction with the Corporation’s audited financial statements and the related notes as filed as part of our Annual Report on Form 10-K for the year ended December 31, 2007, and our unaudited consolidated financial statements and the related notes filed as part of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

         The following unaudited pro forma consolidated financial data are not necessarily indicative of our financial position or results of operations that actually would have been attained had proceeds from the Capital Purchase Program been received, or the issuance of the warrants pursuant to the Capital Purchase Program been made, at the dates indicated, and is not necessarily indicative of our financial position or results of operations that will be achieved in the future. In addition, as noted above, our application to participate in the Capital Purchase Program is subject to approval by the Department of Treasury. Accordingly, we can provide no assurance that the minimum or maximum estimated proceeds included in the following unaudited pro forma financial data will ever be received.

         We have included the following unaudited pro forma consolidated financial data solely for the purpose of providing shareholders with information that may be useful for purposes of considering and evaluating the proposals to amend our Articles of Incorporation. Our future results are subject to prevailing economic and industry specific conditions and other known and unknown risks and uncertainties, some of which are beyond our control. These factors include, without limitation, those described in this Proxy Statement and those described under Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2007.

OAK Financial Corporation
Actual and Pro Forma Condensed Statement of Income
Pro Forma Impact of Estimated Proceeds from Capital Purchase Program
Nine Months Ended September 30, 2008

	Actual	Pro Forma Minimum		Pro Forma Maximum

Net Interest Income	$18,359	$18,620	(1)	$19,141	(1)
Provision for loan losses	3,005	3,005		3,005
Net interest income after provision for loan losses	15,354	15,615		16,136
Non-interest income	6,094	6,094		6,094
Non-interest expense	17,161	17,161		17,161
Income before taxes	4,287	4,548		5,069
Income taxes	869	958	(2)	1,135	(2)
Less: Discount Accretion	-	18	(3)	53	(3)
Less: Preferred dividends	-	262		786
Net Income available to common shareholders	$3,418	$3,310		$3,095

Weighted Average Shares:
Basic	2,703	2,703		2,703
Diluted	2,703	2,717		2,744

Earnings Per Share:
Basic	$1.26	$1.22		$1.15
Diluted	$1.26	$1.22		$1.13

(1)	Assumes that the minimum and maximum estimated Capital Purchase Program proceeds are used to reduce long-term brokered deposit borrowings. The actual impact to net interest income would be different as the Corporation expects to utilize a portion of the proceeds to fund loan growth and acquisitions. However, such impact cannot be estimated at this time as such impact would vary based on the timing of when the loans are funded, the actual pricing of any such loans and timing of any acquisitions.

(2)	Additional income tax expense is attributable to additional net interest income as described in Note 1.

(3)	The discount is determined based on the relative value that is allocated to the warrants upon issuance. The discount is accreted back to par value on a constant effective yield method over a ten year term, which is the expected life of the Senior Preferred upon issuance. The estimated accretion is based on a number of assumptions which are subject to change. The relative fair value of the warrants is determined under a Black-Scholes model, which includes assumptions regarding the Corporation’s common stock price, dividend yield, stock price volatility, and the risk-free interest rate. The lower the value of the warrants, the less negative impact on net income and earnings per share available to common shareholders.

(4)	As described in the Section titled “Terms of the Capital Purchase Program”, if approved to participate in the Capital Purchase Program, the Treasury Department would receive warrants to purchase a number of shares of our common stock having an aggregate market price equal to 15% of the proceeds on the date of issuance with a strike price equal to the trailing twenty day trading average leading up to the closing date. This pro forma assumes that the warrants would give the Treasury Department the option to purchase common shares of the Corporation in the following amounts: 52,365 shares at the minimum level of participation and 157,103 shares at the maximum level of participation. The pro forma adjustment shows the increase in diluted shares outstanding assuming that the warrants had been issued on January 1, of the periods presented, at a strike price of $20.00 (based on the trailing twenty day average share price per share as of November 14, 2008) and remained outstanding for the entire period presented. The treasury stock method was utilized to determine dilution of the warrants for the period presented.

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OAK Financial Corporation
Actual and Pro Forma Condensed Statement of Income
Pro Forma Impact of Estimated Proceeds from Capital Purchase Program
Twelve Months Ended December 31, 2007

	Actual	Pro Forma Minimum		Pro Forma Maximum

Net Interest Income	$23,512	$23,860	(1)	$24,555	(1)
Provision for loan losses	1,221	1,221		1,221
Net interest income after provision for loan losses	22,291	22,639		23,334
Non-interest income	8,288	8,288		8,288
Non-interest expense	21,564	21,564		21,564
Income before taxes	9,015	9,363		10,058
Income taxes	2,286	2,404	(2)	2,641	(2)
Less: Discount Accretion	-	20>	(3)	61	(3)
Less: Preferred dividends	-	349		1,047
Net Income available to common shareholders	$6,729	$6,590		$6,309

Weighted Average Shares:
Basic	2,703	2,703		2,703
Diluted	2,703	2,725		2,770

Earnings Per Share:
Basic	$2.49	$2.44		$2.33
Diluted	$2.49	$2.42		$2.28

(1)	Assumes that the minimum and maximum estimated Capital Purchase Program proceeds are used to reduce long-term brokered deposit borrowings. The actual impact to net interest income would be different as the Corporation expects to utilize a portion of the proceeds to fund loan growth and acquisitions. However, such impact cannot be estimated at this time as such impact would vary based on the timing of when the loans are funded, the actual pricing of any such loans and timing of any acquisitions.

(2)	Additional income tax expense is attributable to additional net interest income as described in Note 1.

(3)	The discount is determined based on the relative value that is allocated to the warrants upon issuance. The discount is accreted back to par value on a constant effective yield method over a ten year term, which is the expected life of the Senior Preferred upon issuance. The estimated accretion is based on a number of assumptions which are subject to change. The relative fair value of the warrants is determined under a Black-Scholes model, which includes assumptions regarding the Corporation’s common stock price, dividend yield, stock price volatility, and the risk-free interest rate. The lower the value of the warrants, the less negative impact on net income and earnings per share available to common shareholders.

(4)	As described in the Section titled “Terms of the Capital Purchase Program”, if approved to participate in the Capital Purchase Program, the Treasury Department would receive warrants to purchase a number of shares of our common stock having an aggregate market price equal to 15% of the proceeds on the date of issuance with a strike price equal to the trailing twenty day trading average leading up to the closing date. This pro forma assumes that the warrants would give the Treasury Department the option to purchase common shares of the Corporation in the following amounts: 52,365 shares at the minimum level of participation and 157,103 shares at the maximum level of participation. The pro forma adjustment shows the increase in diluted shares outstanding assuming that the warrants had been issued on January 1, of the periods presented, at a strike price of $20.00 (based on the trailing twenty day average share price per share as of November 14, 2008) and remained outstanding for the entire period presented. The treasury stock method was utilized to determine dilution of the warrants for the period presented.

Board of Directors Recommendation

O.A.K. Financial Corporation’s Board of Directors has approved and recommends a vote FOR the proposed certificate of amendment to the Articles of Incorporation.

PROPOSAL TWO: ADJOURNMENT, POSTPONEMENT
OR CONTINUATION OF THE SPECIAL MEETING

        If at the Special Meeting the number of shares of the Corporation’s common stock present or represented and voting in favor of the Certificate of Amendment to the Articles of Incorporation is insufficient to approve Proposal One, the Corporation’s management may move to adjourn, postpone or continue the Special Meeting in order to enable its Board of Directors to continue to solicit additional proxies in favor of the proposal to amend the Articles of Incorporation. In that event, you will be asked to vote only upon the adjournment, postponement or continuation proposal and not Proposal One.

        In this proposal, the Corporation is asking you to authorize the holder of any proxy solicited by its Board of Directors to vote in favor of adjourning, postponing or continuing the Special Meeting and any later adjournments.  If the Corporation’s shareholders approve the adjournment, postponement or continuation proposal, the Corporation could adjourn, postpone or continue the Special Meeting, and any adjourned session of the Special Meeting, to use the additional time to solicit additional proxies in favor of the proposal to amend the Articles of Incorporation, including the solicitation of proxies from the shareholders that have previously voted against such proposal to amend the Corporation’s Articles of Incorporation.  Among other things, approval of the adjournment, postponement or continuation proposal could mean that, even if proxies representing a sufficient number of votes against the proposal to amend the Articles of Incorporation have been received, the Corporation could adjourn, postpone or continue the Special Meeting without a vote on the proposal to amend the Articles of Incorporation and seek to convince the holders of those shares to change their votes to votes in favor of the approval of the amendment to the Articles of Incorporation.

        The adjournment, postponement or continuation proposal requires that holders of more of the Corporation’s shares vote in favor of the adjournment, postponement or continuation proposal than vote against the proposal.  Accordingly, abstentions and broker non-votes will have no effect on the outcome of this proposal.  No proxy that is specifically marked AGAINST the proposal to amend the Articles of Incorporation will be voted in favor of the adjournment, postponement or continuation proposal, unless it is specifically marked FOR the discretionary authority to adjourn, postpone or continue the Special Meeting to a later date.

        The Corporation’s Board of Directors believes that if the number of shares of its common stock present or represented at the Special Meeting and voting in favor of the proposal to amend the Articles of Incorporation is insufficient to approve the amendment, it is in the best interests of the shareholders to enable the Board of Directors, for a limited period of time, to continue to seek to obtain a sufficient number of additional votes to approve the amendment.

O.A.K. Financial Corporation’s Board of Directors has approved and recommends a vote FOR the proposal to adjourn, postpone or continue the special meeting.

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STOCK OWNERSHIP

        The following table sets forth information as of October 30, 2008 (except where a different date is mentioned) regarding each person (including any group as that term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934) who was known to be the beneficial owner of more than 5% of the Corporation’s common stock as of that date, each of the directors, the Chief Executive Officer and the four other named executive officers, and all directors and executive officers as a group including the named executive officers:

Person Amount and Nature of Approximate Beneficial Ownership Percent of Class
Person	Amount and Nature of Beneficial Ownership		Approximate Percent of Class

Patrick K. Gill	8,054	(1)	*
James A. Luyk	5,239	(2)	*
Joel F. Rahn	1,213		*
David G. Van Solkema	6,217	(1)	*
Grace O. Shearer	650		*
James B. Meyer	1,270		*
Norman J. Fifelski	7,583	(1)	*
Stephanie L. Leonardos	400		*
All current executive officers and directors as a	30,892	(3)	1.14%
group (consisting of 8 persons)

*Less than one percent

(1)	Includes 2,662 shares subject to stock options exercisable within 60 days.
(2)	Includes 3,723 shares subject to stock options exercisable within 60 days.
(3)	Includes 114,709 shares with respect to which executive officers and directors have the right to acquire beneficial ownership within 60 days.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Approximate Percent of Class

Charles Andringa	142,412		5.27%
2807 Bridgeside Drive
Caledonia, MI 49316

The Banc Funds Company, L.L.C.	151,295	(2)	5.60%
20 North Wacker Drive
Suite 3300
Chicago, IL 60606

Willard J. Van Singel	323,918	(1)	11.98%
8799 Lindsey Lane, S.W.
Byron Center, MI 49315

(1)	The number and nature of shares owned by Willard J. Van Singel is based upon filings with the Securities and Exchange Commission. Mr. Van Singel’s ownership was reported as follows: 261,569 shares as to which Willard J. Van Singel has sole voting and investment power and 62,349 shares owned by Van Singel Holdings, LLC. Although Mr. Van Singel shares voting and investment power with other members of Van Singel Holdings, LLC, the shares owned by Van Singel Holdings, LLC are shown as beneficially owned by Willard J. Van Singel for purposes of this Proxy Statement.
(2)	The number of shares owned by The Banc Funds Company is based upon the June 30, 2008, filing with the Securities and Exchange Commission.

INCORPORATION OF FINANCIAL INFORMATION

        The following financial statements and other portions of the Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, as filed with the SEC on March 14, 2008 (the “Form 10-K”), the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, as filed with the Commission on November 10, 2008 (the “Form 10-Q”), are incorporated by reference herein:

•	financial statements and supplementary financial information of the Corporation appearing on pages 39 through 63 of the Form 10-K and in Part I, Item 1 of the Form 10-Q;

•	management’s discussion and analysis of financial condition and results of operations appearing in Part II, Item 7 of the Form 10-K and Part I, Item 2 of the Form 10-Q;

•	quantitative and qualitative disclosures about market risk appearing in Part II, Item 7A of the Form 10-K and Part 1, Item 3 of the Form 10-Q; and

        On written request, the Corporation will provide without charge to each record or beneficial holder of the Corporation’s Common Stock, a copy of the Corporation’s Form 10-K, Form 10-Q, as filed with the SEC. Requests should be addressed to Corporate Secretary at 2445 84th Street, S.W., Byron Center, Michigan 49315.

        All documents filed with the SEC by the Corporation pursuant to sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this proxy statement and prior to the date of the Special Meeting are incorporated herein by reference. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this proxy statement to the extent that a statement contained in another subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

RELATIONSHIP WITH INDEPENDENT ACCOUNTANTS

        Selection of the independent public accountants for the Corporation is made by the Audit Committee of the Board of Directors. Plante & Moran PLLC served as the Corporation’s independent public accountants for the year ended December 31, 2007, and Plante & Moran PLLC serves as the Corporation’s independent public accountants for the year ended December 31, 2008. Representatives from Plante & Moran PLLC will not be present at the Special Meeting.

OTHER MATTERS

        The Corporation’s Board of Directors is not aware of any business to come before the Special Meeting other than those matters described above in this proxy statement.  However, if any other matters should properly come before the Special Meeting, including matters relating to the conduct of the Special Meeting, it is intended that proxies in the accompanying form will be voted in respect thereof in accordance with the judgment of those voting the proxies.

MISCELLANEOUS

        The cost of solicitation of proxies will be borne by the Corporation.  In addition to solicitations by mail, directors, officers and regular employees of the Corporation may solicit proxies personally or by telephone without additional compensation. In addition, we have hired Morrow & Co., LLC (at toll free 800-607-0088) to solicit proxies on our behalf. The cost of soliciting proxies on our behalf with be approximately $5,500 plus costs and expenses.

SHAREHOLDER PROPOSALS

Shareholder Proposals for Inclusion in 2009 Proxy Statement

        In order for a shareholder proposal to be considered for inclusion in the Corporation’s proxy statement for the 2009 Annual Meeting, the written proposal must be received at the Corporation’s main office at O.A.K. Financial Corporation, 2445 84th Street, S.W., Byron Center, Michigan 49315, Attention: Corporate Secretary, on or before November 16, 2008.  The use of certified mail, return receipt requested is advised if submitting such a proposal.  The proposal must comply with SEC regulations regarding the inclusion of shareholder proposals in company-sponsored proxy materials.

BY ORDER OF THE BOARD OF DIRECTORS /s/ Patrick K. Gill Patrick K. Gill President and CEO

APPENDIX A

CERTIFICATE OF AMENDMENT TO
ARTICLES OF INCORPORATION

[Attached]

MICHIGAN DEPARTMENT OF LABOR AND ECONOMIC GROWTH
BUREAU OF COMMERCIAL SERVICES

CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION
For use by Domestic Profit and Nonprofit Corporations
(Please read information and instructions on the last page)

Pursuant  to the provisions of Act 284, Public Acts of 1972 (profit corporations), or Act 162, Public Acts of 1982 (nonprofit corporations), the undersigned corporation executes the following Certificate:

        1.        The present name of the corporation is: O.A.K. FINANCIAL CORPORATION

        2.        The identification number assigned by the Bureau is: 467551

        3.        Article  III  of the Articles of Incorporation is hereby amended to read as follows:

ARTICLE III

The total authorized capital stock is 4,500,000 shares, of which four million (4,000,000) shares shall be common stock, par value $1.00 per share, and five hundred thousand (500,000) shares shall be preferred stock, without par value.

The authorized shares of common stock of the par value of one dollar ($1.00) per share are all of one class with equal voting power, and each share shall be equal to every other such share.

The shares of preferred stock may be divided into and issued in one or more series. The Board of Directors is hereby authorized to cause the preferred stock to be issued from time to time in one or more series, with such designations and such relative voting, dividend, liquidation, conversion and other rights, preferences and limitations as shall be stated and expressed in the resolution or resolutions providing for the issue of such preferred stock adopted by the Board of Directors. The Board of Directors by vote of a majority of the whole Board is expressly authorized to adopt such resolution or resolutions and issue such stock from time to time as it may deem desirable.

COMPLETE ONLY ONE OF THE FOLLOWING:

4.     Profit or Nonprofit Corporation: For amendments adopted by unanimous consent of incorporators before the first meeting of the board of directors or trustees.

The foregoing amendment to the Articles of Incorporation was duly adopted on the ____ day of ________________, ________, in accordance with the provisions of the Act by the unanimous consent of the incorporator(s) before the first meeting of the Board of Directors or Trustees.

Signed this ___ day of _______________, ____

_______________________________________________ (Signature)	_______________________________________________ (Signature)

_______________________________________________ (Type or Print Name)	_______________________________________________ (Type or Print Name)

_______________________________________________ (Signature)	_______________________________________________ (Signature)

_______________________________________________ (Type or Print Name)	_______________________________________________ (Type or Print Name)

5.    Profit Corporation Only: Shareholder or Board Approval

The foregoing amendment to the Articles of Incorporation was duly adopted on the ___ day of _______________, 2008, by the: (check one of the following)

[X]	shareholders at a meeting in accordance with Section 611(3) of the Act.

[_]	written consent of the shareholders having not less than the minimum number of votes required by statute in accordance with Section 407(1) of the Act. Written notice to shareholders who have not consented in writing has been given. (Note: Written consent by less than all of the shareholders is permitted only if such provision appears in the Articles of Incorporation.)

[_]	written consent of all the shareholders entitled to vote in accordance with Section 407(2) of the Act.

[_]	board of a profit corporation pursuant to section 611(2) of the Act.

Profit Corporations and Professional Service Corporations

Signed this ____ day of ___________________, 2008

By __________________________________________
(Signature of an authorized officer or agent)

              PATRICK K. GILL
(Type or Print Name)

APPENDIX B

FORM OF PROXY CARD

[Attached]

O.A.K. Financial Corporation 2445 84th Street, S.W. Byron Center, Michigan 49315	This Proxy is solicited on behalf of the Board of Directors

REVOCABLE PROXY

        The undersigned hereby appoints Patrick K. Gill and James A. Luyk as Proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated below, all the shares of Common Stock of O.A.K. Financial Corporation held of record by the undersigned on October 30, 2008, at the special meeting of shareholders to be held December ~~16~~ 22 , 2008, and at any adjournment thereof.

1.	To approve an amendment to the Articles of Incorporation to authorize the issuance of up to 500,000 shares of preferred stock.

[__] FOR	[__] AGAINST	[__] ABSTAIN

2.     To authorize the adjournment, postponement or continuation of the Special Meeting.

[__] FOR	[__] AGAINST	[__] ABSTAIN

3.	In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR Proposal 1 and Proposal 2.

Please sign exactly as name appears below. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.

____________________________________________ Signature	____________________________________________ Signature if held jointly

Dated: __________________, 2008

PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.